Mail Stop 3561

June 21, 2007

Mr. William Erfurth
Chief Executive Officer
Modern City Entertainment, Inc.
8551 Sunrise Boulevard, Suite 210
Fort Lauderdale, FL 33322

> **Re:** **Modern City Entertainment, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **March 31, 2006**
> **Filed June 1, 2007**
> **File No. 000-50468**

Dear Mr. Erfurth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Item 8A – Controls and Procedures

1. With respect to your disclosures in your Form 10-KSB, we note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:
   - We note that a partial definition of disclosure controls and procedures was provided. Your disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component.

- Your disclosures required by Item 308(c) of Regulation S-B should refer to any changes during your last fiscal quarter (or your fourth fiscal quarter in the case of your annual report), not "subsequent to the date of the Company's evaluation." Please revise your filing accordingly.

Exhibit 31.1 – Sarbanes-Oxley Section 302 Certification

2. We note the reference to your "other certifying officers" in items 4 and 5 of your Sarbanes-Oxley Section 302 Certification. Please file the Section 302 certifications for these "other certifying officers" or remove this reference from your certification.

3. In accordance with Item 601 of Regulation S-B, please revise item 4 of your certification to remove the reference to "the Securities Act of 1934 Rules 13a-14 and 15d-14." Please revise this item to refer to "the Exchange Act Rules 13a-15(e) and 15d-15(e)." Also, please include a reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))."

4. In accordance with Item 601 of Regulation S-B, please revise item 4(b) of your certification, if true, to state that you have "evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation."

5. In accordance with Item 601 of Regulation S-B, please revise item 4(c) of your certification to refer to "any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report.)" In addition, please remove the statement: "to the registrant's auditors and the audit committee of the registrant's board of directors" from item 4(c) only.

6. In accordance with Item 601 of Regulation S-B, please revise item 5(a) of your certification to refer to all significant deficiencies and material weaknesses in the design or operation of internal controls. In addition, please remove the statement: "and have identified for the registrant's auditors any material weaknesses in internal controls."

7. In accordance with Item 601 of Regulation S-B, please revise your certification to exclude item 6.

Exchange Act Reports

8. It appears you are currently delinquent in filing several of your quarterly Exchange Act reports during your fiscal year ended March 31, 2007. Please file these reports immediately or tell us when such reports will be filed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies